RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX   APRIL 3, 2003
OTCBB – SYMBOL: RUBIF   PR03-10

RUBICON REPORTS HIGH-GRADE GOLD DISCOVERIES IN THREE PREVIOUSLY UNEXPLORED AREAS AT McFINLEY, RED LAKE, ONTARIO

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.TSX Venture)** is pleased to announce interim results received to date from drilling carried out at its flagship, **100% controlled** McFinley gold project located in the heart of the prolific Red Lake gold camp. The program is designed to test several unexplored parts of the property, thought to have high potential for Red Lake type gold deposits. To date, 26 drill holes have been completed for a total of 27,725 feet. Assay results have been received for a total of 14 of these holes (Table 1). Diamond drilling is continuing and is expected to comprise a further six drill holes. Target areas are shown in the attached map (Exhibit A). Highlights of drilling to date are:

- High grade gold has been discovered in three new widely separated target areas (MAC-1, MAC-2 and MAC-3) associated with ultramafic bodies and their contacts (Exhibit A). It is clear that the area of previously explored gold mineralization, confined to McFinley peninsula, is a small part of a much larger mineralized system that spans the property. Eight of the 14 holes reported herein contain visible gold.

MAC 1 Zone
- In the new MAC-1 zone, assays have been received for two out of five drill holes testing a 1200 foot (365 m) strike length to vertical depths of up to 800 feet (250 m). Multiple gold intercepts, with abundant visible gold have been returned in each of the two holes. Results include **1.34 oz/ton gold over 3.28 feet, 0.71 oz/ton over 1.48 feet and 0.51 oz/ton over 1.64 feet** in hole MF03-16 and **1.93 oz/ton over 0.98 feet** in hole MF03-30a, drilled approximately 500 feet (150 m) to the south of MF03-16. Hole MF03-19, drilled 650 feet (200 m) to the south has intersected **0.97 oz/ton gold over 0.98 feet**, along with a number of anomalous gold values suggesting the potential for expanding the MAC-1 zone.

- Holes in the MAC-1 target area contain numerous, lower grade but significant gold intercepts (Table 1), evidence that a major gold system is operative in this area. An additional two holes have been drilled in this zone for which results are pending, and a third hole is in progress.

- Gold mineralization in the MAC-1 zone is developed within quartz-carbonate veins in strongly altered biotite-bearing mafic rocks close to the contact of a major ultramafic unit. Mineralization comprises visible gold and variable amounts of sulphides, including arsenopyrite. The zone is open for follow up drilling from land based sites and has been tested to only a shallow depth.

MAC 2 Target Area
- In the MAC-2 area, three holes (MF03-21, -23 and -26) tested 250 feet (75 m) down dip of previous drilling at a vertical depth of approximately 600 feet (180 m) below surface. All holes intersected an extensive sequence of silicified and biotite altered mafic volcanics, up to 100 feet (30 m) thick, developed near the contact of an ultramafic unit. Hole MF03-21, intersected **0.60 oz/ton gold over 2.92 feet, including 0.97 oz/ton gold over 1.25 feet** and a separate intercept of **1.00 oz/ton gold over 2.33 feet** higher up in the hole. All three holes contain numerous lower grade intercepts indicative of a large mineralized system. Mineralization consists of visible gold-bearing iron and base metal sulphides with local arsenopyrite. Drilling is being carried out 400 feet to the north to test the same ultramafic/mafic contact at a vertical depth of approximately 1100 feet below surface.

MAC 3 Target Area
- In the MAC-3 zone, assays have been received for three out of five holes testing a 1000 foot (300 m) strike length to depths of up to 550 feet (170 m) below surface. Results include **1.92 oz/ton gold over 2.20 feet and 0.52 oz/ton gold over 2.03 feet** plus numerous lower grade intercepts in drill hole MF03-25. Holes MF03-29, drilled approximately 300 feet (100 m) to the west returned elevated gold, up to 0.11 oz/ton gold over 2.30 feet (see Table 1). Assays are

pending for two additional holes drilled in this zone. Gold in this area is hosted by altered and veined intrusive rocks and, to a lesser extent, mineralized ultramafics.

Other Target Areas
- Several holes have tested other target areas (Exhibit A). Although these do not necessarily contain anomalous gold, all but two holes exhibit very strong alteration of host rocks, including silicification and biotite alteration. These areas warrant additional exploration and are further evidence that a major mineralizing system is developed on the property scale.

- In addition to the zones described above, other priority target areas are being tested as the drill program continues (Exhibit A). Drilling is expected to conclude in this first phase in Mid-April, 2003 for a total of 31 drill holes.

David Adamson states, "In January 2003, we stated that we felt the potential for new gold discoveries at McFinley was high. Results to date certainly confirm this view. While we are at an early stage in exploring new parts of the property, it is clear we are dealing with a large, gold-bearing system. We have an outstanding exploration team on the project and our exploration model is yielding highly positive results. We look forward to additional news as new assay results are received and remaining drilling is completed. When we examine the rest of the camp for similar size systems, we find they are typically confined to producing or past-producing mine areas. Furthermore, McFinley is the only example of an advanced project in this world class gold camp, 100% controlled by a junior company."

Other Red Lake Projects

McCuaig JV Project

Partners Rubicon (60%) and Golden Tag Resources (40%) have completed 5260 feet of drilling (10 holes) on its McCuaig JV project, located approximately 1.5km west of the Cochenour mine (past production 1.2 M.Oz at 0.56 oz/ton) and situated at the west end of the Mine Trend, which hosts 25 million ounces of past gold production plus reserves. Previous drilling at McCuaig has identified promising gold mineralization (the 1900 Zone) in an area of silicified ultramafics, including 2.21 oz/ton over 2.30 feet, 0.67 oz/ton over 10.17 feet and 0.74 oz/ton over 5.58 feet (see news release dated April 18, 2002 for more information.). Drilling in this program has intersected gold mineralization in a number of holes (Table 2) with the best intersections of 0.21 oz/ton over 1.97 feet (MC03-45) and 0.18 oz/ton gold over 1.64 feet (MC03-48). Several holes intersected broad, lower grade gold zones for example, 0.04 oz/ton over 19.03 feet (MC03-42) and 0.04 oz/ton over 16.73 feet (MC03-47). Mineralization is interpreted to be related to faults associated with a major NE trending structure which cross cuts silicified ultramafics. Anomalous gold has also been returned in hole MC03-50 within a silicified ultramafic located approximately 240 m west of the 1900 zone, this area warrants additional exploration. Results to date indicate a gold system of appreciable size and locally significant grade is present in this area and that more exploration is warranted.

RLJV (Rubicon-AngloGold) Project

Drilling on the property is ongoing. Results will be reported at the conclusion of the program, once all assays have been received.

RUBICON MINERALS CORPORATION

David W. Adamson

_____

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

TABLE 1: McFINLEY GOLD PROJECT – INTERIM DRILL PROGRAM RESULTS

HOLE ID	LOCATION	DIP/AZ	Length (ft)	From (ft)	To (ft)	Width (ft)	Au oz/ton	From (m)	To (m)	Width (m)	Au g/t
MF-03-15	13034N / 7873E	-45 / 88	833.33	471.13	473.26	2.13	0.14	143.60	144.25	0.65	4.80
MF-03-16 *	12340N / 8717E	-45 / 58	1148.29	66.93	68.08	1.15	0.61	20.40	20.75	0.35	20.90
				68.08	69.06	0.98	0.10	20.75	21.05	0.30	3.36
				297.74	299.70	1.97	0.06	90.75	91.35	0.60	2.02
				299.70	300.69	0.98	0.15	91.35	91.65	0.30	5.04
				300.69	302.00	1.31	0.06	91.65	92.05	0.40	2.00
				304.30	307.25	2.95	0.15	92.75	93.65	0.90	5.27
				536.09	538.06	1.97	0.28	163.40	164.00	0.60	9.53
				538.06	540.03	1.97	0.12	164.00	164.60	0.60	3.96
				606.96	607.94	0.98	0.12	185.00	185.30	0.30	4.05
				626.97	628.44	1.48	0.71	191.10	191.55	0.45	24.20
				699.48	702.76	3.28	1.34	213.20	214.20	1.00	46.00
				1057.25	1058.89	1.64	0.51	322.25	322.75	0.50	17.65
MF-03-17	10530N / 10075E	-72 / 90	173.43	162.40	164.70	2.30	0.08	49.50	50.20	0.70	2.59
MF-03-18	10528N / 10075E	-72 / 90	1125.33	129.59	131.23	1.64	0.09	39.50	40.00	0.50	3.09
				254.72	256.40	1.67	0.14	77.64	78.15	0.51	4.72
				362.86	364.50	1.64	0.06	110.60	111.10	0.50	2.18
				364.50	366.31	1.80	0.06	111.10	111.65	0.55	2.14
MF-03-19 *	11477N / 9494E	-45 / 58	577.43	171.75	173.06	1.31	0.12	52.35	52.75	0.40	3.96
				225.23	226.21	0.98	0.97	68.65	68.95	0.30	33.16
				233.43	234.58	1.15	0.13	71.15	71.50	0.35	4.54
				293.80	294.78	0.98	0.09	89.55	89.85	0.30	3.17
				372.05	373.36	1.31	0.10	113.40	113.80	0.40	3.41
MF-03-20	14976N / 9742E	-65 / 58	971.00	no significant assays							
MF-03-21 *	9200N / 9700E	-85 / 88	1407.48	296.59	298.29	1.71	0.10	90.40	90.92	0.52	3.59
				453.58	455.91	2.33	1.00	138.25	138.96	0.71	34.20
				693.64	696.92	3.28	0.08	211.42	212.42	1.00	2.58
				726.28	728.22	1.94	0.11	221.37	221.96	0.59	3.75
				756.82	758.92	2.10	0.08	230.68	231.32	0.64	2.91
				761.32	763.55	2.23	0.10	232.05	232.73	0.68	3.37
				914.90	916.14	1.25	0.97	278.86	279.24	0.38	33.33
				916.14	917.81	1.67	0.33	279.24	279.75	0.51	11.25
				925.85	927.99	2.13	0.06	282.20	282.85	0.65	2.21
MF-03-22	15266N / 10885E	-60 / 58	1250.00	no significant assays							
MF-03-23	9200N / 9700E	-80 / 90	1082.68	286.48	287.53	1.05	0.06	87.32	87.64	0.32	2.07
				402.89	405.64	2.76	0.11	122.80	123.64	0.84	3.83
				620.57	622.77	2.20	0.09	189.15	189.82	0.67	3.13
				682.09	685.37	3.28	0.07	207.90	208.90	1.00	2.41
				694.72	697.83	3.12	0.28	211.75	212.70	0.95	9.58
MF-03-24 *	13174N / 8487E	-45 / 58	1712.60	689.96	691.11	1.15	0.06	210.30	210.65	0.35	2.11
MF-03-25 *	10590N / 11969E	-65 / 83	951.44	175.69	177.72	2.03	0.52	53.55	54.17	0.62	17.75
				177.72	181.00	3.28	0.14	54.17	55.17	1.00	4.67
				327.10	328.64	1.54	0.06	99.70	100.17	0.47	2.07
				328.64	329.89	1.25	0.15	100.17	100.55	0.38	5.13
				329.89	331.36	1.48	0.07	100.55	101.00	0.45	2.39
				331.36	333.01	1.64	0.08	101.00	101.50	0.50	2.72
				545.44	546.59	1.15	0.06	166.25	166.60	0.35	2.06
				592.03	594.23	2.20	1.92	180.45	181.12	0.67	65.80
				608.27	610.40	2.13	0.06	185.40	186.05	0.65	2.09
MF-03-26	9118N / 9674E	-85 / 90	1190.94	669.62	672.57	2.95	0.06	204.10	205.00	0.90	2.13
				792.65	794.36	1.71	0.12	241.60	242.12	0.52	4.08
MF-03-27	11044N / 11652E	-70 / 83	695.00	no significant assays							
MF-03-28	13592N / 9745E	-50 / 73	994.09	301.35	304.59	3.25	0.08	91.85	92.84	0.99	2.66
				307.81	311.09	3.28	0.21	93.82	94.82	1.00	7.08
MF-03-29	10557N / 11692E	-60 / 83	1345.14	167.65	169.95	2.30	0.11	51.10	51.80	0.70	3.67
				201.44	203.41	1.97	0.09	61.40	62.00	0.60	2.99
MF-03-30A *	11955N / 9071E	-55 / 53	1069.55	307.41	308.40	0.98	1.93	93.70	94.00	0.30	66.10
				108.27	109.25	0.98	0.07	33.00	33.30	0.30	2.43
				133.86	134.51	0.66	0.06	40.80	41.00	0.20	2.02
				389.44	390.75	1.31	0.06	118.70	119.10	0.40	2.02
				529.86	530.84	0.98	0.08	161.50	161.80	0.30	2.59
				308.40	309.94	1.54	0.06	94.00	94.47	0.47	2.14
				704.40	705.38	0.98	0.08	214.70	215.00	0.30	2.74
				789.70	791.01	1.31	0.24	240.70	241.10	0.40	8.28
				864.50	866.14	1.64	0.23	263.50	264.00	0.50	7.93

Original data are in Metric. Minor rounding errors may be observed in the conversion to Imperial data

Note: asterisk denotes visible gold noted in drill hole.

TABLE 2 – McCUAIG JV RESULTS

Hole ID	Northing/Easting	Dip/Az	Length (ft)	From (ft)	To (ft)	Width (ft)	oz/ton	From (m)	To (m)	Width (m)	Au (g/t)
MC-03-41	5660630/441900	-75/135	537	No significant assays							
MC-03-42	5660630/441900	-70/135	538	440.64	445.56	4.92	0.09	134.30	135.80	1.50	3.12
MC-03-43	5660630/441900	-65/135	558	290.37	293.32	2.95	0.07	88.50	89.40	0.90	2.51
MC-03-44	5660583/441975	-80/315	548	No significant assays							
MC-03-45	5660583/441975	-69.9/315	499	365.83	367.80	1.97	0.21	111.50	112.10	0.6	7.30
MC-03-46	5660568/441919	-85/315	548	467.54	469.18	1.64	0.11	142.50	143.00	0.5	3.80
MC-03-47	5660568/441919	-80/315	548	393.72	400.94	7.22	0.06	120.00	122.20	2.20	2.00
MC-03-48	5660568/441919	-75/315	548	251.00	252.64	1.64	0.09	76.50	77.00	0.50	3.00
				452.78	454.42	1.64	0.18	138.00	138.50	0.50	6.29
MC-03-49	5660485/441630	-70/90	440	No significant assays							
MC-03-50	5660485/441630	-45/30	499	No significant assays							

Note: Gold Assays were by metallic screen fire assays carried out by ALS Chemex of Vancouver, B.C. Assays were carried out using 1/2 of sawn NQ2 core (50mm diameter). Industry standards and blanks were incorporated into each sample batch. McFinley project was carried out and supervised by David Rigg P.Geo QP. McCuaig work was supervised by Darwin Green P.Geo., QP for the project.

Exhibit A: McFINLEY GOLD PROJECT, Red Lake, Ontario.

